Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Years ended December 31,
(in thousands, except ratios)	2013	2012	2011	2010	2009	2008
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$18,214	$95,790	$26,351	$13,305	$(27,570)	$(50,145)
Add: Fixed charges	14,318	10,483	4,178	1,478	974	1,264
Add: Equity method investment (income) loss	361	3,921	(81)	200	9	54
Less: Capitalized interest	3,910	3,017	1,159	—	—	—
Less: Noncontrolling interest share of (income) loss	(654)	(819)	7	253	12	—

Earnings	28,329	106,358	29,296	15,236	(26,575)	(48,827)

COMPUTATION OF FIXED CHARGES:
Interest expense	9,831	6,443	2,514	1,240	833	1,091
Add: Amortization of premium (discount) on Senior Notes, net	13	(8)	—	—	—	—
Add: Capitalized interest	3,910	3,017	1,159	—	—	—
Add: Amortized loan costs	564	1,031	505	238	141	173

Fixed charges, as defined	14,318	10,483	4,178	1,478	974	1,264

Ratio of earnings (loss) to fixed charges	2.0x	10.1x	7.0x	10.3x	— (1)	— (1)

(1)	Due to our net losses for the years ended December 31, 2009 and 2008, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $27.5 million and $50.1 million for the years ended December 31, 2009 and 2008, respectively.